UNITED STATES
		   SECURITIES AND EXCHANGE COMMISSION
			 WASHINGTON, D.C. 20549

			      FORM U-13-60

			      ANNUAL REPORT

			     FOR THE PERIOD

	  Beginning January 1, 2001  and Ending  December 31, 2001

				 TO THE

		 U.S. SECURITIES AND EXCHANGE COMMISSION

				   OF


			ENTERGY ENTERPRISES, INC.
   ___________________________________________________________________
		    (Exact Name of Reporting Company)


A       Subsidiary                              Service Company
  ________________________________________________________
     ("Mutual " or "Subsidiary")


Date of Incorporation December 30, 1983 If not Incorporated, Date of
Organization          __________________

State or Sovereign Power under which Incorporated or Organized
Louisiana

Location of Principal Offices of Reporting Company 639 Loyola Avenue, New Orleans, Louisiana 70113

Name, title and address of officer to whom correspondence concerning this report should be addressed:


Mr. Steven C. McNeal   Vice President and Treasurer
       (Name)                     (Title)

P.O. Box 61000, New Orleans, La. 70161
		(Address)

Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:

			Entergy Corporation

			1 of 27 pages

		INSTRUCTIONS FOR USE OF FORM U-13-60

1.  Time of Filing.
    Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2.  Number of Copies.
    Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

3.  Period Covered by Report.
    The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4.  Report Format.
    Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

5.  Money Amounts Displayed.
    All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (SS210.3-01(b)).

6.  Deficits Displayed.
    Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, 210.3-01(c))

7.  Major Amendments or Corrections.
    Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8.  Definitions.
    Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service
    Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9.  Organization Chart.
    The service company shall submit with each annual report a copy of its current organization chart.

10. Methods of Allocation.
    The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange
    Commission pursuant to the Public Utility Holding Company Act of
    1935.

11. Annual Statement of Compensation for Use of Capital Billed.
    The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

				2 of 27 pages

	       LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

							 Schedule or     Page
   Description of Schedules and Accounts               Account Number   Number

Comparative Balance Sheet                               Schedule I        4-5
Service Company Property                                Schedule II         6
Accumulated Provision for Depreciation and
   Amortization of Service Company Property             Schedule III        7
Investments                                             Schedule IV         8
Accounts Receivable from Associate Companies            Schedule V          8
Fuel Stock Expenses Undistributed                       Schedule VI         9
Stores Expense Undistributed                            Schedule VII        9
Miscellaneous Current and Accrued Assets                Schedule VIII      10
Miscellaneous Deferred Debits                           Schedule IX        10
Research, Development, or Demonstration Expenditures    Schedule X         10
Proprietary Capital                                     Schedule XI        11
Long-Term Debt                                          Schedule XII       12
Current and Accrued Liabilities                         Schedule XIII      13
Notes to Financial Statements                           Schedule XIV       13
Comparative Income Statement                            Schedule XV        14
Analysis of Billing - Associate Companies               Account 457        15
Analysis of Billing - Nonassociate Companies            Account 458        16
Analysis of Charges for Service - Associate
   and Nonassociate Companies                           Schedule XVI       17
Schedule of Expense Distribution by Department or
   Service Function                                     Schedule XVII      18
Departmental Analysis of Salaries                       Account 920        19
Outside Services Employed                               Account 923        20
Employee Pensions and Benefits                          Account 926        21
General Advertising Expenses                            Account 930.1      21
Miscellaneous General Expenses                          Account 930.2      22
Rents                                                   Account 931        22
Taxes Other Than Income Taxes                           Account 408        23
Donations                                               Account 426.1      23
Other Deductions                                        Account 426.5      24
Notes to Statement of Income                            Schedule XVIII     24


	       LISTING OF INSTRUCTIONAL FILING REQUIREMENTS
									  Page
	      Description of Reports or Statements                       Number


Organization Chart                                                         26
Methods of Allocation                                                      26
Annual Statement of Compensation for Use of Capital Billed                 26
Signature Clause                                                           27


				3 of 27 pages

	ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

	       Schedule I - Comparative Balance Sheet

Give balance sheet of the Company as of December 31 of the current
			    and prior year.

Account              Assets and Other Debits                  As of December 31
							    Current          Prior
	 Service Company Property

  101    Service company property (Schedule II)            $33,865,940     $ 13,458,409
  107    Construction work in progress (Schedule II)            18,619        2,717,714
							   ------------    --------------
	     Total Property                                 33,884,559       16,176,123
							   ------------    --------------
  108    Less accumulated provision for depreciation and
	 amortization of service company property
	 (Schedule III)                                      9,873,615        6,354,667
							    ------------   --------------
	     Net Service Company Property                   24,010,944        9,821,457
							   ------------    --------------

	 Investments

  123    Investments in associate companies (Schedule IV)
								     -                -
  124    Other Investments (Schedule IV)                       896,508           30,000
							   ------------    --------------
  128    Special Funds (Schedule IV)                                 -           31,451
	     Total Investments                                 896,508           61,451
							   ------------    --------------
	 Current and Accrued Assets

  131    Cash                                                  149,885         (28,032)
  134    Other special deposits                                197,161          115,080
  135    Working funds                                       1,345,792          620,727
  136    Temporary cash investments (Schedule IV)            8,386,647       23,134,088
  141    Notes Receivable                                    2,063,753        2,063,753
  142    Customer Accounts Receivable                                -                -
  143    Accounts receivable                                         -           41,051
  144    Accumulated provision of uncollectible accounts   (2,063,753)      (2,063,753)
  146    Accounts receivable from associate companies
	 (Schedule V)                                        7,145,326       24,303,827
  152    Fuel stock expenses undistributed (Schedule VI)             -                -
  154    Materials and supplies                                      -                -
  163    Stores expense undistributed (Schedule VII)            17,947              (2)
  165    Prepayments                                         1,418,442                -
  174    Miscellaneous current and accrued assets
	 (Schedule VIII)                                             -           12,901
							   ------------    --------------
	     Total Current and Accrued Assets               18,661,200       48,199,640
							   ------------    --------------
	 Deferred Debits

  181    Unamortized debt expense
  183    Preliminary survey and investigation charges       30,554,796       11,900,339
  184    Clearing accounts                                   (121,539)           56,229
  186    Miscellaneous deferred debits (Schedule IX)       (1,230,710)          424,446
  188    Research, development, or demonstration
	 expenditures (Schedule X)                                   -                -
  190    Accumulated deferred income taxes                  27,546,639       15,894,329
							   ------------    --------------
	     Total Deferred Debits                          56,749,186       28,275,343
							   ------------    --------------
	     TOTAL ASSETS AND OTHER DEBITS                $100,317,838     $ 86,357,891
							  =============    ==============


					      4 of 27 pages

		    ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

			    Schedule I - Comparative Balance Sheet

Account      Account Liabilities and Proprietary Capital             As of December 31
								     Current      Prior
	 Proprietary Capital

  201    Common stock issued (Schedule XI)                         $57,400,000   $ 57,400,000
  211    Miscellaneous paid-in-capital (Schedule XI)               337,993,082    257,000,000
  216    Unappropriated retained earnings (Schedule XI)           (344,034,343)  (285,327,531)
								 --------------  -------------
	    Total Proprietary Capital                               51,358,739     29,072,469
								 --------------  -------------
	 Long-Term Debt

  223    Advances from associate companies (Schedule XII)                    -     14,500,000
  224    Other long-term debt (Schedule XII)                                 -               -
  225    Unamortized premium on long-term debt                               -               -
  226    Unamortized discount on long-term debt-debit                        -               -
  227    Capital Leases                                                      -               -
  228    Accumulated Misc. Operating Provision                      30,123,075      9,869,561
								 --------------  -------------
	    Total Long-Term Debt                                    30,123,075     24,369,561
								 --------------  -------------
	 Current and Accrued Liabilities

  231    Notes payable                                                       -              -
  232    Accounts payable                                              892,901      1,759,667
  233    Notes payable to associate companies (Schedule XIII)                -              -
  234    Account payable to associate companies (Schedule XIII)              -     14,396,592
  236    Taxes accrued                                              (3,458,600)    (5,984,740)
  237    Interest accrued                                                    -              -
  238    Dividends declared                                                  -              -
  241    Tax collections payable                                    (1,317,923)    (1,482,397)
  242    Miscellaneous current and accrued liabilities
	  (Schedule XIII)                                           19,806,169     22,234,993
								 --------------  -------------
	    Total Current and Accrued Liabilities                   15,922,546     30,924,116
								 --------------  -------------
	 Deferred Credits

  253    Other deferred credits                                      2,913,477       1,991,745
  255    Accumulated deferred investment tax credits                         -               -
								 --------------  -------------
	     Total Deferred Credits                                  2,913,477       1,991,745

  282    Accumulated Deferred Income Taxes                                   -               -

								  -------------  -------------
	     TOTAL LIABILITIES AND PROPRIETARY CAPITAL            $100,317,838    $ 86,357,891
								  =============  =============

					5 of 27 pages

		  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

			  For the Year Ended December 31, 2001

			 Schedule II - Service Company Property

					   Balance at              Retirements               Balance
					    Beginning                  or       Other (1)   at Close
		    Description              of Year    Additions     Sales      Changes     of Year
Service Company Property

Account
  301    Organization                         $126,136           -           -           -    $126,136
  303    Miscellaneous Intangible Plant        174,208           -           -           -     174,208
  304    Land and Land Rights                        -           -           -           -           -
  305    Structures and Improvements                 -           -           -           -           -
  306    Leasehold Improvements              5,221,820   5,547,990     169,676           -  10,600,135
  307    Equipment                             977,918           -           -   (977,918)           -
  308    Office Furniture and                        -           -           -           -
	 Equipment (2)                       6,958,327  18,099,529   1,778,030   (314,364)  22,965,462
  309    Automobiles, Other Vehicles                 -           -           -           -           -
	 and Related Garage Equipment                -           -           -           -           -
  310    Aircraft and Airport Equipment              -           -           -           -           -
  311    Other Service Company                       -           -           -           -           -
	 Property (3)                                -           -           -           -           -
					   ----------- -----------  ---------- ----------- -----------
				 SUB-TOTAL  13,458,409  23,647,520   1,947,706 (1,292,282)  33,865,940
					   ----------- -----------  ---------- ----------- -----------
  107    Construction Work in Progress (1)   2,717,714     535,185               3,234,280      18,619
					   ----------- -----------  ---------- ----------- -----------
				     TOTAL $16,176,123 $24,182,705  $1,947,706  $1,941,998 $33,884,559
					   =========== ===========  ========== =========== ===========

 (1) Provide an explanation of those changes considered material:
     $3,234,280 was transferred to account 101, plant in service.

 (2) Subaccounts are required for each class of equipment owned.
     The service company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of the year:

							Balance at
	  Subaccount Description            Additions  Close of Year
Office Furniture and Equipment (2)
	 Furniture                          ($501,261)     1,641,314
	 Computer Equipment                 16,613,593    20,508,673
	 Telephone                             209,167       815,475
					   -----------   -----------
				     TOTAL $16,321,499   $22,965,462
					   ===========   ===========
(3) Describe other service company property:

				      6 of 27 pages

		 ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

			 For the Year Ended December 31, 2001

	 Schedule III - Accumulated Provision for Depreciation and Amortization
				 of Service Company Property

					 Balance at   Additions                 Other       Balance
					  Beginning  Charged to              Changes Add   at Close
		  Description              of Year   Account 403 Retirements (Deduct) (1)   of Year

Account
  301    Organization                       $126,136                                         $126,136
  303    Miscellaneous Intangible Plant            -           -           -            -           -
  304    Land and Land Rights                      -           -           -            -           -
  305    Structures and Improvements               -           -           -            -           -
  306    Leasehold Improvements            1,986,188   1,881,331           -            -   3,867,519
  307    Equipment                           110,792           -           -    (110,792)           -
  308    Office Furniture and Fixtures     4,131,551   2,797,321     107,887    (941,025)   5,879,960
  309    Automobiles, Other Vehicles               -           -           -            -           -
	 and Related Garage Equipment              -           -           -            -           -
  310    Aircraft and Airport Equipment            -           -           -            -           -
  311    Other Service Company                     -           -           -            -           -
	 Property                                  -           -           -            -           -
					  ----------   ---------     -------- -----------  ----------
				   TOTAL  $6,354,667   4,678,652     107,887  (1,051,817)  $9,873,615
					  ==========   =========     ======== ===========  ==========

(1) Provide an explanation of those changes considered material:

					  7 of 27 pages

      ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		For the Year Ended December 31, 2001
		      Schedule IV - Investments


Instructions:
Complete the following schedule concerning investments.

Under Account 124 "Other Investments," state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments," list each investment separately.

							   Balance at     Balance at
				   Description            Beginning of     Close of
							      Year           Year
Account 123 - Investment in Associate Companies                    -            -
Account 124 - Investment
     Purell and Purell-Options on Land Purchases              30,000            -
     Investment in ECD Investments, 10 Class C Shares              -      896,508
Account 128 - Special Funds                                        -            -
 Houston, London                                              31,451            -
Account 136 - Temporary Cash Investments
     Commercial paper                                     20,524,538    5,628,304
     Money market                                          2,609,550    2,758,343
							  ----------    ---------
	     TOTAL                                        23,134,087    8,386,648
							  ==========    =========

	     ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		    For the Year Ended December 31, 2001

	   Schedule V - Accounts Receivable from Associate Companies

Instructions:
  Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

							       Balance at     Balance at
				     Description              Beginning of     Close of
								  Year           Year
Account 146 - Accounts Receivable from Associate Companies

See page 8A and 8B                                                24,202,935   7,145,326
								  ----------   ---------
						       TOTAL      24,202,935   7,145,326
								  ==========   =========
										Total
Analysis of Convenience or Accommodation Payments:                             Payments

See page 8B                                                                   28,244,156
									      ----------
					      TOTAL PAYMENTS                  28,244,156
									      ==========


				    8 of 27 pages

	  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		   For the Year Ended December 31, 2001

	Schedule V - Accounts Receivable from Associate Companies

Instructions:
Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accomodations or convenience payments for assocate companies, a separate listing of total payments for each associate company by sub account should be provided.


						 Balance at    Balance at
			  Description           Beginning of    Close of
						    Year          Year
Account 146 - Accounts Receivable from Associate Companies
Entergy Power Development Corp.                    6,011,753     704,797
Entergy S.A.                                         (40,679)    (40,679)
Entergy International Ltd, LLC                       628,523     891,780
Entergy Power, Inc.                                  139,168     151,102
EP Edegel, Inc.                                      183,480      45,346
Entergy Pakistan, Ltd.                                95,076    (125,922)
Entergy Power CBA Holding, Ltd.                      (10,800)          -
Entergy Power Marketing Corp.                      3,737,568           -
Entergy Operations Services, Inc.                    119,613      99,710
Entergy Power Operations Corp.                       323,848      42,639
Entergy Power Edesur Holding                        (569,584)   (569,584)
Entergy Technology Holding Co.                        63,011      (2,522)
Entergy Services Inc.                             (1,109,181) (6,808,392)
Entergy Holdings, Inc.                                24,045     121,086
Entergy Business Solutions LLC                        (1,081)    (28,515)
Entergy Thermal LLC                                  193,723     144,205
Entergy Power Generation Corp.                       (27,346)          -
Entergy Power International Holdings Corp.           (57,304)    512,130
Entergy Technology Co.                               235,980     625,360
Entergy Enterprises Inc. (Divisions)                 550,206      16,830
Entergy Nuclear Inc.                               2,341,400     325,787
Entergy Corporation                                  103,338           -
Entergy Power Asia                                   529,138   1,372,724
EWO Holdings, Inc.                                   565,719     676,218
Entergy Trading & Marketing                        1,061,882     233,581
Entergy Global Power Operations Corp.                    181         181
Entergy do Brazil                                    (62,828)    (62,828)
Entergy Power Operations U.S., Inc.                      181           -
Entergy Enterprises, Inc.-London Division            533,120     507,460
Entergy Louisiana, Inc                                     -      42,747
Entergy Mississippi, Inc.                                  -     (22,188)
Entergy Operations, Inc.                                   -     (30,140)
Entergy Gulf States, Inc.                                  -    (143,767)
Entergy Arkansas, Inc.                                     -     (12,699)
Warren Power LLC                                   1,880,711      67,413
RS Cogen LLC                                       3,696,737           -
Entergy Power Gas Operations Corp                    476,084   1,054,542
						  ----------   ---------
TOTAL (for this page)                             21,615,682    (211,595)
						  ==========   ==========

			       8-A of 27 pages

	  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.
		  For the Year Ended December 31, 2001

       Schedule V - Accounts Receivable from Associate Companies

Instructions:
Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accomodations or convenience payments for assocate companies, a separate listing of total payments for each associate company by sub account should be provided.


						  Balance at   Balance at
			  Description            Beginning of   Close of
						     Year         Year
Account 146 - Accounts Receivable from Associate Companies
Entergy Global Investments, Inc.                       5,142      12,959
Entergy Nuclear Generation Corp                    2,277,456     516,567
Entergy Nuclear Indian Point 3, LLC                   20,468     602,276
Entergy Nuclear Fitzpatrick, LLC                      19,285     550,234
TLG Services, Inc.                                     1,614      24,971
Entergy Solutions Supply, Ltd.                         2,761       (883)
Entergy Solutions Management Services, LLC           107,913      54,618
Entergy Procurement Exchange Holding Company           4,240       8,835
Entergy Nuclear Operations, Inc.                       2,390       2,417
Entergy Power Chile S.A.                                   -      10,822
Entergy Power RS Corp                                      -     718,945
Entergy Power Gas Holding Corp                             -      15,595
Entergy Power Ventures LP                                  -     860,205
Entergy Power E and C Corp                                 -      14,095
Entergy Power E and C Holding                              -     637,363
Entergy Power Crete Corp                                   -   1,579,785
EWO Marketing, LP                                          -     276,565
Entergy Power Technologies Corp                            -      14,095
Entergy Nuclear Indian Point 2, LLC                        -     589,738
Entergy Solutions Select, Ltd.                             -     369,770
Entergy Solutions Essentials, Ltd.                         -         893
Entergy Commerce, Inc                                      -      15,944
Entergy Retail TX Partnership A                            -     420,379
Entergy UK Enterprises Limited+A181                        -      29,512
Entergy MHK Retail, LLC                                    -      31,221
Entergy Solution, Ltd.                               145,984           -
TOTAL (for this page)                              2,587,253   7,356,921
						  ----------   ---------
TOTAL (both pages)                                24,202,935   7,145,326
						  ==========   =========


				8B of 27 pages

	 ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.
		 For the Year Ended December 31, 2001

       Schedule V - Accounts Receivable from Associate Companies

Instructions:
Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accomodations or convenience payments for assocate companies, a separate listing of total payments for each associate company by sub account should be provided.

Analysis of Convenience or Accommodation Payments:            Payments

Entergy Power International Holdings Corp.                     3,205,066
Entergy Nuclear, Inc.                                          2,961,101
Entergy Business Services                                        (17,966)
Entergy Thermal LLC                                              279,789
Entergy Global Investments Inc.                                   89,721
Entergy International Holdings, Ltd, LLC                       3,690,881
Entergy Nuclear Generation Corp                                3,589,376
Entergy Holdings, Inc.                                           255,592
Entergy Nuclear Indian Point 3, LLC                            3,531,299
TLG Services                                                     100,536
Entergy Nuclear Operations, Inc.                                  37,756
Entergy Procurement Exchange Holding  Corp                        23,471
Entergy Technology Company                                     1,215,631
Entergy Technology Holding Co.                                   197,875
Entergy Solutions Management Services, LLC                       712,426
Entergy MHK Retail, LLC                                          256,974
Entergy Retail TX Partnership A                                1,897,340
Entergy Retail TX Partnership B                                  884,364
Entergy Nuclear Indian Point 2, LLC                            1,234,283
Entergy Commerce Inc.                                             15,509
Entergy Solutions Essentials LLC                                   1,369
Entergy Solutions Select Ltd.                                    534,288
Entergy Operations Services, Inc.                                242,663
Entergy Power Inc.                                                29,499
Entergy Nuclear Fitzpatrick, LLC                               3,206,237
Entergy UK Enterprises                                            49,949
EWO Marketing LP                                                  19,126

							      ----------
					     TOTAL PAYMENTS   28,244,156
							      ==========
			    8C of 27 pages

	  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		   For the Year Ended December 31, 2001

	    Schedule VI - Fuel Stock Expenses Undistributed


Instructions:
  Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

	    Description                Labor       Expenses     Total

Account 152 - Fuel Stock Expenses       NONE         NONE        NONE
Undistributed
					----         ----        ----
			      TOTAL      0            0           0
					====         ====        ====
Summary:





	   ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		 For the Year Ended December 31, 2001

	      Schedule VII - Stores Expense Undistributed


Instructions:
  Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

	    Description                Labor       Expenses     Total

Account 163 - Stores Expense           10,258       7,689       17,947
Undistributed
				       ------       -----       ------
			      TOTAL    10,258       7,689       17,947
				       ======       =====       ======




				9 of 27 pages

	ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		For the Year Ended December 31, 2001

      Schedule VIII - Miscellaneous Current and Accrued Assets


Instructions:
  Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

					      Balance at  Balance at
			      Description      Beginning   Close of
						of Year      Year

Account 174 - Miscellaneous Current and Accrued Assets
     Income Tax Receivable                        $12,901          -

						  -------        ---
						  $12,901
						  =======        ===


	 ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		For the Year Ended December 31, 2001

	     Schedule IX - Miscellaneous Deferred Debits


Instructions:
  Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

					      Balance at    Balance at
			      Description      Beginning  Close of Year
						of Year
Account 186 - Miscellaneous Deferred Debits

Employee Benefits and Taxes                   (2,537,128)     (228,126)
Non-Productive Time                             (308,338)            -
Note Receivable-Employee                          10,000             -
Deferred Compensation                           (360,378)            -
Deferred Project Costs                         3,839,609      (354,108)
SAIC AP Clearing                                (219,318)     (648,476)


					       ---------   -----------
				       TOTAL    $424,446   ($1,230,710)
					       =========   ============

	   ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		   For the Year Ended December 31, 2001

    Schedule X - Research, Development or Demonstration Expenditures


Instructions.
  Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

				  Description               Amount

Account 188 - Research, Development, or                      NONE
Demonstration Expenditures                                   ----
						    TOTAL
							     ====




			    10 of 27 pages

	 ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		   For the Year Ended December 31, 2001

		     Schedule XI - Proprietary Capital


						  Par or
						  Stated     Outstanding Close
				      Number of   Value         of Period
					Shares     Per      No. of       Total
Account Number    Class of Stock      Authorized  Share     Shares      Amount

201              Common Stock          100,000     None     57,400  $57,400,000


Instruction:
Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

		Description                         Amount

Account 211 - Miscellaneous Paid-in Capital         $337,993,082
		Capital contributions from Entergy
		Corp. to fund domestic and
		international power development

Account 215 - Appropriated Retained Earnings                   -
						    ------------
					  TOTAL     $337,993,082
						    ============


Instructions:
Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General
Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

				 Balance at                            Balance at
				Beginning of   Net Income   Dividends   Close of
       Description                  Year       -or (loss)     Paid        Year
Account 216 - Unappropriated   (285,327,531)  (58,706,812)            $(344,034,343)
Retained Earnings
			      -------------  ------------      ----   -------------
		      TOTAL   $(285,327,531) $(58,706,812)            $(344,034,343)
			      =============  ============      ====   =============

				11 of 27 pages


	 ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		   For the Year Ended December 31, 2001

		       Schedule XII - Long-Term Debt

			      (In Thousands)

Instructions:
Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

			     Terms of Obligation                               Balance at                        Balance at
			       Class & Series     Date of  Interest   Amount    Beginning                           Close
	  Name of Creditor      of Obligation     Maturity   Rate   Authorized   of Year   Additions  Deductions   of Year
Account 223 - Advances from
	      Associate Company
	     Entergy Corporation  Open account advance   -     -        $  -    $14,500,000           $14,500,000      -

Account 224 - Other Long-Term
		    Debt                                                            None                             None



										----------------------------------------
							 TOTAL                  $14,500,000      -    $14,500,000      -
										========================================



					12 of 27 pages

	   ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		   For the Year Ended December 31, 2001

	       Schedule XIII - Current and Accrued Liabilities


Instructions:
Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

								    Balance at   Balance at
				 Description                       Beginning of   Close of
								       Year         Year
Account 233 - Notes Payable to Associate Companies                            -       -

								    -----------     ------------
							     TOTAL           $0      $0
								    ===========     ============
Account 234 - Accounts Payable to Associate Companies
Entergy Services, Inc.                                               $5,245,790       -
Entergy Power Marketing Corp.                                                 -       -
Entergy Corporation                                                   8,676,983       -
Entergy Enterprises Inc. (Divisions)                                    345,888       -
Entergy Louisiana                                                         1,763       -
Entergy Gulf States                                                      47,993       -
Entergy Mississippi                                                       2,749       -
Entergy Operations                                                       21,818       -
Entergy New Orleans                                                          10       -
Entergy Arkansas                                                        (6,402)       -
Entergy Thermal                                                          60,000       -
								    -----------     -----------
							     TOTAL  $14,396,592       -
Account 242 - Miscellaneous Current and Accrued Liabilities         ===========     ============
Benefit Plans                                                       $18,732,088      $13,748,845
Accrued Liabilities-Rent                                              1,141,035          859,029
Accrued Liabilites-Payroll                                            2,123,996        5,146,868
Accrued Liabilities - Litigation                                        237,874           51,427
Accrued Liabilities - Office Relocations                            -----------      -----------
							     TOTAL   22,234,993       19,806,169
								    ===========      ===========

	       ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

			For the Year Ended December 31, 2001

   Schedule XIV - Notes to Financial Statements

Instructions:
The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year.
Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


See pages 13-A through 13-C


				   13 of 27 pages

      ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

	      For the Year Ended December 31, 2001

	  Schedule XIV - Notes to Financial Statements



1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  A. Organization

     Entergy Enterprises, Inc. (Enterprises or the Company), formerly Electec, Inc., is a diversified subsidiary of Entergy Corporation (Entergy) chartered in December 1983 to market the Entergy System's (the System) capabilities, expertise, and resources, and to engage in preliminary development activity relating to investments in qualifying facilities under the Public Utility Regulatory Policies Act.

     Enterprises' principal activities during 2001 included: (1) engaging in preliminary development activities with respect to various investment opportunities for the Entergy System,
     (2) marketing to non-associates the System's expertise and capabilities in energy-related areas, (3) marketing to non-associates intellectual property developed by System companies, (4) providing various consulting, management, administrative and support services to certain associate companies, and (5) providing indirectly through one or more special purpose subsidiary companies of Entergy various operations and maintenance services to non-associate or certain associate companies,.

     Enterprises was first authorized to conduct business as a subsidiary company for the System by order of the SEC dated
     January 11, 1983.

     All transactions between Enterprises and other System companies generally are on a full cost reimbursement basis, except that, pursuant to SEC orders and/or regulations, (1) Enterprises must reimburse Entergy Services, Inc. and certain other System companies for services at cost plus 5% and (2) Enterprises may charge market-based rates for services provided to non-utility associate companies under certain circumstances.


  B.  System of Accounts

     The accompanying financial statements include the accounts of Enterprises, which are maintained in accordance with the system of accounts prescribed by the SEC.


  C.  Cash and Cash Equivalents

     Enterprises   considers   all  highly   liquid   instruments
     purchased with an original maturity of three months or less to be cash equivalents.


  D.  Depreciation and Amortization

     Depreciation is computed on the declining balance method for Enterprises over the estimated useful lives of the furniture, computers and office equipment. Leasehold costs and improvements are amortized over their estimated useful lives (five years).

				  13-A of 27 pages

  E.Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


  F.Income Taxes

     The company accounts for income taxes pursuant to Statement of Financial Accounting Standards No. 109 "Accounting For Income Taxes" (FAS 109). This standard requires that deferred income taxes be recorded for all temporary differences between the financial statement and tax basis of assets, liabilities and loss carryforwards. Deferred tax balances are based on enacted tax laws at tax rates that are expected to be in effect when the temporary differences reverse.

     The Company joins its parent and the other Entergy subsidiaries in filing a consolidated Federal income tax return. Income taxes (or benefits) are allocated to the Company in proportion to its contribution to consolidated taxable income.



2.   TRANSACTIONS WITH AFFILIATES

     Entergy  Services,  Inc. provides technical  and  consulting services and other assistance to Enterprises at cost plus 5%
     which  amounted to $47,444,653         and  $31,644,611  for
     the years 2001 and 2000, respectively.



3.   INCOME TAXES

     The tax sharing agreement with Entergy provides that the Company will receive tax benefits for its taxable loss utilized by other members of the consolidated group. Accordingly, the Company receives the tax benefit of the cumulative losses in jurisdictions in which the Company files combined or consolidated returns (U.S. Federal, Arkansas, and Mississippi for 2001).

     Deferred income taxes are provided in recognition of temporary differences between the financial reporting and income tax basis of assets and liabilities and loss carryforwards. Deferred income tax assets (liabilities) are comprised of the following at December 31, 2001 and 2000.


     Deferred Tax Assets/(Liabilities)                 2001         2000
       Equipment and fixed assets                 $   796,166  $   799,095
       Deferred charges and other                   6,867,877    6,867,877
       Unrealized loss on marketable securities     2,827,178    2,827,178
       Other intangible assets                     14,670,565    2,134,091
       Business development assignment              1,545,887    1,545,887
       Reserve for relocation                         838,967    1,720,201
       State net operating loss carryforwards         476,089      444,932
						  -----------  ------------
     Gross deferred tax asset/(liabilities)        28,022,729   16,339,261
       State deferred tax valuation allowance        (476,089)    (444,932)
						  -----------  ------------
     Net Deferred Tax Assets/(Liabilities)        $27,546,640  $15,894,329
						  ===========  ============

				  13-B of 27 pages

     The ultimate realization of these deferred tax assets is dependent upon future taxable income sufficient to offset the related deductions and loss carryforwards within the applicable carryforward period. The valuation allowance is based upon management's conclusions that sufficient positive evidence, as defined by FAS 109, regarding the realization of certain tax carryforward items does not exist. Such items generally relate to state loss carryforwards in states in which Entergy or its subsidiaries do not file a combined or consolidated return.

     The provision for intercompany (benefit) expense in lieu  of federal  income taxes for the year ended December  31,  2001 and 2000 consisted of the following:


						   2001            2000

Current:
  Federal                                      $(19,662,913)   $(17,472,921)
  State                                             (80,027)         54,376
					     ---------------   -------------
  Total Current Income Tax Expense (Benefit)    (19,742,940)    (17,418,545)

Deferred:
  Federal                                       (12,124,245)     (2,508,814)
  State                                              (4,596)          4,732
					     ---------------   -------------
    Total Deferred Income Tax Expense           (12,128,841)     (2,504,082)
					     ---------------   -------------
Recorded Income Tax Expense (Benefit)         $ (31,871,781)   $(19,922,627)
					     ===============   =============


     The  Company's  total income taxes differ from  the  amounts computed  by applying the statutory Federal income tax  rate
     to   income  before  taxes.   The  primary  reason  for  the
     difference is the effect of state income taxes.

     At December 31, 2001, the Company had net operating loss carryforwards available for state income tax reporting purposes of approximately $5.4 million. These net operating loss carryforwards expire during various periods through 2015 depending on the taxing jurisdiction.


4.   OTHER INVESTMENTS

    In 2001, Entergy Enterprises, Inc. acquired 10 Class C shares from ECD Investments, LLC (A business development and finance organization serving poverty-stricken areas in western Mississippi, eastern Arkansas, and northeastern
     Louisiana).

5.COMMON STOCK

     At  December  31,  2001, Enterprises is authorized,  by  its
     Charter, to issue 100,000 shares of its common stock.

     It is anticipated that Enterprises' cash flow generated by ongoing operations may not be sufficient to fund all of Enterprises' obligations. At December 31, 2001, Entergy did not have authorization from the SEC to invest in Enterprises through additional purchases of its common stock. Further investment by Entergy in Enterprises may take the form of capital contributions, loans, and/or open account advances (without interest).

				  13-C of 27 pages

	      ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		      For the Year Ended December 31, 2001

		     Schedule XV Comparative Income Statement

Account             Description                       Current Year   Prior Year
	 Income
  457    Services rendered to associate companies      $56,789,411   $50,520,231
  458    Services rendered to nonassociate companies        52,776       169,098
  418    Subsidiary Income                                       -             -
  419    Interest Income                                   679,545     1,140,710
  421    Miscellaneous income or loss                            -     2,033,139
						       ------------  ------------
	 Total Income                                   56,979,320    53,863,179
						       ============  ============
	 Expense
  920    Salaries and wages                             57,034,072    62,858,662
  921    Office supplies and expenses                   14,759,412    15,822,224
  922    Administrative expense transferred - credit   (32,408,017)  (18,617,468)
  923    Outside services employed                      76,440,394    35,342,123
  924    Property insurance                                    220          (163)
  925    Injuries and damages                                3,358       (12,131)
  926    Employee pensions and benefits                     27,565      (377,375)
  928    Regulatory commission expense                       1,249            58
  930.1  General advertising expenses                        1,141             2
  930.2  Miscellaneous general expenses                 (3,344,540)   10,648,583
  931    Rents                                           3,153,144     3,059,382
  932    Maintenance of structures and equipment            13,445        41,327
  940    Active Development                                      -             -
  403    Depreciation and amortization expense           4,717,328     2,151,018
  408    Taxes other than income taxes                      54,401       143,659
  409    Income taxes                                  (19,742,940)  (17,390,427)
  410    Provision for deferred income taxes           (12,128,840)   (2,503,092)
  416    Cost & Expense of Merchandising                         -             -
  421    Gain/Loss on Dispositions                      27,548,231             -
  426.1  Donations                                          21,414         5,126
  426.5  Other deductions                                   63,981        36,384
  431    Other interest expense                           (528,887)       18,575
						      -------------  ------------
			      Total Expense            115,686,132    91,226,469
						      ------------- -------------

		       Net Income or (Loss)           ($58,706,812) ($37,363,291)
						      ============= =============

					      14 of 27 pages

		ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

			For the Year Ended December 31, 2001

				Analysis of Billing

			Associate Companies - Account 457

					      Direct     Indirect   Compensation     Total
					      Costs       Costs        For Use      Amount
       Name of Associate Company             Charged     Charged     of Capital     Billed
Entergy Power Asia LTD                        737,320      67,144                  804,464
Entergy Power International Holdings Ltd.   2,310,463                            2,310,463
Entergy Business Solutions, LLC                41,329       7,131                   48,460
Entergy Operations Services, Inc.             200,605                              200,605
Entergy Power Chile, Inc.                       8,125       2,697                   10,822
Entergy Power Development Corp.             2,720,298   2,391,141                5,111,439
Entergy Power Operations Corp.                757,123      65,559                  822,682
Entergy Holding, Inc.                          32,923                               32,923
Entergy Thermal LLC                           231,771      11,344                  243,115
Entergy Solutions, Ltd.                         4,823                                4,823
Entergy Technologies Holding Company          124,060                              124,060
Entergy Power Marketing Corp.                 102,817                              102,817
EEI-EPG Division                           31,024,324     244,658               31,268,982
Entergy Nuclear Generation Corp.            1,806,033                            1,806,033
Entergy Nuclear, Inc.                       1,638,523      70,195                1,708,718
Entergy Nuclear Indian Point 3 LLC            984,606                              984,606
Entergy International Holdings Ltd.           946,390                              946,390
Entergy Services Inc.                         497,711      64,008                  561,719
Warren Power LLC                            1,389,878     197,807                1,587,684
Entergy Global Investments, Inc.               15,176                               15,176
Entergy Nuclear Fitzpatrick, LLC            1,403,448                            1,403,448
TLG  Services                                 (23,710)                             (23,710)
Entergy Nuclear Operations, Inc.               25,069                               25,069
Entergy Procurement Exchange Holding Corp.     15,395                               15,395
Entergy Technology Company                    303,256                              303,256
Entergy Technology Holding Company            135,633      33,009                  168,642
Entergy UK Enterprises                          8,589                                8,589
Entergy Solutions Management Services, LLC     26,778                               26,778
Entergy Retail TX Partnership A               858,433                              858,433
Entergy Retail TX Partnership B                50,147                               50,147
Entergy MHK Retail                             51,865                               51,865
Entergy Nuclear Indian Point 2 LLC              5,672                                5,672
Texas Genco                                    44,438                               44,438
RS Cogen LLC                                  339,030      72,774                  411,804
Entergy Shaw                                1,153,306     161,910                1,315,216
EWO Marketing LLP                           1,390,954     275,755                1,666,709
Entergy RS Corporation                      1,056,643     112,266                1,168,909
Entergy Power Crete Corp                      122,753      33,209                  155,962
EPEI                                          405,406      38,832                  444,238
Entergy Business Solutions, LLC                (8,400)                              (8,400)
Entergy Nuclear Holding Company #1                970                                  970
					 -------------  ----------   ---------  -----------
				TOTAL      52,939,974   3,849,438               56,789,411
					 =============  ==========   =========  ===========




				15 of 27 pages

		ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

			For the Year Ended December 31, 2001

				Analysis of Billing

			Nonassociate Companies - Account 458

							Direct  Indirect  Compensation             Excess     Total
							 Cost     Cost      For Use      Total       Or       Amount
		  Name of Nonassociate Company          Charged  Charged   of Capital     Cost   Deficiency   Billed
							 458-1    458-2      458-3                 458-4
Vidalia-Catalyst (maintenance services                                                             48,156     48,156
  related to transmision lines owned by Vidalia)                                                    4,620      4,620
  Louisiana Hydroelectric
												  --------   --------
						    TOTAL                                         $52,776    $52,776
												  ========   ========


					     16 of 27 pages

      ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

	       For the Year Ended December 31, 2001

     Schedule XVI-Analysis of Charges for Service-Associate
		    and Nonassociate Companies

Instructions:
Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

				      Associate Company Charges       Nonassociate Company Charges  Total Charges for Service
				   Direct           Indirect           Direct  Indirect              Direct     Indirect
Acct        Description of Items     Cost           Cost       Total   Cost    Cost     Total        Cost       Cost      Total
920   Salaries and Wages         $10,155,779    2,556,379 $12,712,158 $    -   $    - $  -    $10,155,779 $2,556,379 $12,712,158
921   Office Supplies and Expenses 2,624,843      661,778   3,286,621      -        -    -      2,624,843    661,778   3,286,621
922   Administrative Exp
       Transferred - Credit       (5,644,623)  (1,461,495) (7,106,118)     -        -    -     (5,644,623)(1,461,495) (7,106,118)
923   Outside Services Employed   47,715,749    3,012,388  50,728,137      -        -    -     47,715,749  3,012,388  50,728,137
924   Property Insurance                 179            -         179      -        -    -            179          -         179
925   Injuries and Damages             2,730            -       2,730      -        -    -          2,730          -       2,730
926   Employee Pensions and
       Benefits                       22,408            -      22,408      -        -    -         22,408          -      22,408
928   Regulatory commission expense    1,015            -       1,015      -        -    -          1,015          -       1,015
930.1 General Advertising Expenses       927            -         927      -        -    -            927          -         927
930.2 Miscellaneous General
       Expenses                    2,436,633     (363,993)  2,072,640      -        -    -     2,436,633   (363,993)   2,072,640
931   Rents                          588,495      139,422     727,917      -        -    -       588,495    139,422      727,917
932   Maintenance of Structures and
       Equip.                          8,869          145       9,015      -        -    -         8,869        145        9,015
940   Active Development                   -            -           -      -        -    -             -          -           -
403   Depreciation and Amortization
       Expense                       864,130      209,736   1,073,865      -        -    -       864,130    209,736    1,073,865
408   Taxes Other Than Income Taxes    7,584        2,587      10,171      -        -    -         7,584      2,587       10,171
409   Income Taxes                (3,229,566)    (836,193) (4,065,759)     -        -    -    (3,229,566)  (836,193)  (4,065,759)
410   Provision for Deferred Income
       Taxes                      (2,148,989)    (556,412) (2,705,401)     -        -    -    (2,148,989)  (556,412)  (2,705,401)
416   Cost & Exp of Merchandising          -            -           -      -        -    -             -          -            -
418   Earnings from Subsidiary             -            -           -      -        -    -             -          -            -
419   Interest Income                      -            -           -      -        -    -             -          -            -
421   Other Income/Deductions              -            -           -      -        -    -             -          -            -
426.1 Donations                        3,730          966       4,696      -        -    -         3,730        966        4,696
426.5 Other Deductions                11,339        2,872      14,211      -        -    -        11,339      2,872       14,211
431   Other Interest Expense              (-)           -          (-)     -        -    -            (-)         -           (-)
				 ------------------------------------------------------------------------------------------------
		 TOTAL EXPENSES   53,421,233    3,368,179  56,789,411      -        -    -    53,421,233   3,368,179  56,789,411
      Compensation for use of
	 Equity Capital
      430 Interest on Debt to
	 Associate Companies
				 ------------------------------------------------------------------------------------------------
	   TOTAL COST OF SERVICE $53,421,233   $3,368,179 $56,789,411     $-       $-   $-   $53,421,233  $3,368,179 $56,789,411
				 ================================================================================================

				17 of 27 pages



      ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

			For the Year Ended December 31, 2001

Schedule XVII-Schedule of Expense Distribution by Department or Service Function

Instructions:
Indicate each departmnet or service function.  (See Instruction 01-3 General
Structure of Accounting System:  Uniform System of Accounts).

					 DEPARTMENT OR SERVICE FUNCTION

Acct                                           Total
Number Description of Items                   Amount      Executive   Telecom   Development      Legal
  920 Salaries and Wages                  $ 57,034,072    8,367,950    525,234   17,174,360    7,784,319
  921 Office Supplies and Expenses        $ 14,759,412    2,166,239    135,969    4,445,984    2,015,153
  922 Admin. Expense Transferred - Credit $(32,408,017)  (4,784,000)  (300,279)  (9,818,671)  (4,450,336)
  923 Outside Services Employed           $ 76,440,394    9,860,632    618,926   20,237,938    9,172,893
  924 Property Insurance                  $        220            -          -            -            -
  925 Injuries and Damages                $      3,358            -          -            -            -
  926 Employee Pensions and Benefits      $     27,565            -          -            -            -
  928 Regulatory Commission Expenses      $      1,249            -          -            -            -
930.1 General Advertising Expenses        $      1,141            -          -            -            -
930.2 Miscellaneous General Expenses      $ (3,344,540)  (1,191,481)   (74,786)  (2,445,393)  (1,108,380)
  931 Rents                               $  3,153,145      456,377    28,646       936,668      424,547
  932 Maintenance of Structures and       $     13,445          476        30           977          443
       Equipment
  940 Reserve for Active Development      $          -            -          -            -            -
  403 Depreciation and                    $  4,717,328      686,540     43,092    1,409,054      638,657
       Amortization Expense
  408 Taxes Other Than Income Taxes       $     54,401        8,468        531       17,379        7,877
  409 Income Taxes                        $(19,742,940)  (2,737,161)  (171,804)  (5,617,744)  (2,546,256)
  410 Provision for Deferred -            $(12,128,840)  (1,821,338)  (114,321)  (3,738,109)  (1,694,307)
       Income Taxes
  416 Cost & Exp of Merchandising                    -            -          -            -            -
  421 Gain/Loss on Dispositions           $ 27,548,231            -          -            -            -
426.1 Donations                           $     21,414        3,161        198        6,488        2,941
426.5 Other Deductions                    $     63,981        9,400        590       19,292        8,744
  431 Other Interest                      $   (528,887)           -          -            -            -
       Expenses
					   -------------------------------------------------------------
		      TOTAL EXPENSES       $115,686,132 $11,025,263 $  692,027  $22,628,224  $10,256,296
					   =============================================================


			       18 (cont.) of 27 pages


      ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

			For the Year Ended December 31, 2001

		  Schedule XVII-Schedule of Expense Distribution
		       by Department or Service Function

Instructions:
Indicate each departmnet or service function.  (See Instruction 01-3 General
Structure of Accounting System:  Uniform System of Accounts).

					 DEPARTMENT OR SERVICE FUNCTION

											    Construction
												Asset
											      Mgmt. and
Acct                                                       Entergy    Technical    Retail       Plant
Number Description of Items               Administration  Power Mktg  Services    Business    Operations
  920 Salaries and Wages                  $  5,758,453      476,691  7,526,883            -    9,420,181
  921 Office Supplies and Expenses        $  1,485,521      123,403  1,948,509            -    2,438,634
  922 Admin. Expense Transferred - Credit $ (3,093,480)    (272,527)(4,303,158)           -   (5,385,566)
  923 Outside Services Employed           $ 16,018,184      561,723  8,869,535            -   11,100,561
  924 Property Insurance                  $        220            -          -            -            -
  925 Injuries and Damages                $      3,358            -          -            -            -
  926 Employee Pensions and Benefits      $     27,565            -          -            -            -
  928 Regulatory Commission Expenses      $      1,249            -          -            -            -
930.1 General Advertising Expenses        $      1,141            -          -            -            -
930.2 Miscellaneous General Expenses      $  3,956,403      (67,874)(1,071,725)           -   (1,341,304)
  931 Rents                               $    356,638       25,998    410,507            -      513,765
  932 Maintenance of Structures and       $     10,527           27        428            -          536
       Equipment
  940 Reserve for Active Development      $          -            -          -            -            -
  403 Depreciation and                    $    510,469       39,110    617,536            -      772,870
       Amortization Expense
  408 Taxes Other Than Income Taxes       $      2,515          482      7,617            -        9,532
  409 Income Taxes                        $ (2,970,654)    (155,926)(2,462,048)           -   (3,081,347)
  410 Provision for Deferred -            $   (968,375)    (103,755)(1,638,274)           -   (2,050,362)
       Income Taxes
  416 Cost & Exp of Merchandising                    -            -          -            -            -
  421 Gain/Loss on Dispositions           $ 27,548,535            -          -            -         (304)
426.1 Donations                           $      2,044          180      2,843            -        3,559
426.5 Other Deductions                    $      6,384          535      8,455            -       10,582
  431 Other Interest                      $   (528,887)           -          -            -            -
       Expenses
					   -------------------------------------------------------------
		      TOTAL EXPENSES       $ 48,127,811 $   628,068 $9,917,108           $-  $12,411,335
					   =============================================================

		ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

			For the Year Ended December 31, 2001

		   Departmental Analysis of Salaries - Account 920

				   Departmental Salary Expense
					   Included in Amounts Billed to
	  Name of Department                                                        Number of
      Indicate each department           Total     Parent     Other       Non       Personnel
	 or service function            Amount    Company  Associates  Associates  End of Year
Executive                               5,335,138            5,335,138                      18
Development, Telecom, Technical Svcs   36,367,515           36,367,515                     197
Legal                                   5,279,634            5,279,634                      29
Administration                         10,051,785           10,051,785                      66
				      -----------          -----------                    ----
				TOTAL $57,034,072          $57,034,072                     310
				      ===========          ===========                    ====

				       19 of 27 pages

		ANNUAL REPORT TO THE  SEC OF ENTERGY ENTERPRISES, INC.

			For the Year Ended December 31, 1999

			Outside Services Employed - Account 923


Instructions:
Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

					      Relationship
					     "A" - Associate
					       "NA" - Non
  From Whom Purchased           Address         Associate       Amount

See pages 20-A thru 20-E                                       $76,440,394
							       ===========


			20 of 27 pages

	  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		  For the Year Ended December 31, 2001

		Outside Services Employed - Account 923

										   Relationship
										 "A" - Associate
										    "NA" - Non
	    From Whom Purchased                      Address                        Associate         Amount
Accenture LLP                                 P.O. Box 70629                            NA          5,250,527
Accenture LLP                                 Chicago, IL 60673-0629
Adams and Reese                               4500 One Shell Square                     NA            124,937
Adams and Reese                               New Orleans, LA  70139
ADDA Temp                                     25025 I-45 North Suite 200                NA             36,078
ADDA Temp                                     The Woodlands, TX  07380
Akin, Gump, Strauss, Hauer                    1900 Penzoil Place                        NA            850,676
Akin, Gump, Strauss, Hauer                    So. Tower 711 Louisiana Street
Akin, Gump, Strauss, Hauer                    Houston, TX  77002
Ameren Services                               P.O. Box 66301                            NA             29,357
Ameren Services                               St. Louis, MO  63166-
Amerencips                                    607 East Adams Street                     NA             26,335
Amerencips                                    Springfield, IL  62739
American Electric Power                       P.O. Box 24417                            NA            416,144
American Electric Power                       Canton, OH  44701-4417
Andersen Consulting LLP                       PO Box 70629                              NA            198,649
Andersen Consulting LLP                       Chicago, IL  60673-0629
Andrews and Kurth, LLP                        P.O. Box 201785                           NA            551,354
Andrews and Kurth, LLP                        Houston, TX 77215-1785
Aquaterra Engineering, Inc                    3499 I-10 Frontage Road                   NA            108,332
Aquaterra Engineering, Inc                    Port Allen, LA 70767
Arthur Andersen                               Accounts Department                       NA            224,721
Arthur Andersen                               1 Surrey Street
Arthur Andersen                               London, GT WC2R 2PS Great Britain
Australian Taxation Office                    GPO Box 9990                              NA             59,038
Australian Taxation Office                    Melbourne, AUS  NSW 2001 Australia
Baker & Botts, L.L.P.                         PO Box 201626                             NA            476,604
Baker & Botts, L.L.P.                         Houston, TX 77216-1626
Ballard, Spahr, Andrews, and Ingersoll, LLP   601 13th Street, NW                       NA             25,476
Ballard, Spahr, Andrews, and Ingersoll, LLP   Suite 1000 South
Ballard, Spahr, Andrews, and Ingersoll, LLP   Washington, DC 20005-3807
Barrington Energy Partners, LLC               1765 RFD                                  NA            189,749
Barrington Energy Partners, LLC               Long Grove, IL  60047
Barton Willmore Planning Partnership          Elizabeth House, 1 High Street            NA             48,263
Barton Willmore Planning Partnership          Chesterton, CAMBS CB41WB  Great Britain
Bloomberg Financial Markets                   P.O. Box 30244                            NA             74,453
Bloomberg Financial Markets                   Hartford, CT  06150-0244
C A Ferguson and Company                      813 Greanleaf Avenue                      NA             46,481
C A Ferguson and Company                      Charlotte, NC  28202
Caledonian Bank & Trust Ltd                   PO Box 1043                               NA             91,146
Caledonian Bank & Trust Ltd                   Grand Cayman, CYM
Caminus Entergy Limited                       Caminus House Castle Park                 NA             35,861
Caminus Entergy Limited                       Canmbridge, CAMBS Great Britain
Career Placement Temporaries                  4444 Richmond Avenue                      NA             85,192
Career Placement Temporaries                  Houston, TX  77027-6798
Certified Associates, Inc.                    P.O. Box 203115                           NA            190,889
Certified Associates, Inc.                    Houston, TX  77216-3115
Chadbourne & Parke                            30 Rockefeller Plaza                      NA             78,651
Chadbourne & Parke                            New York, NY 10113
Chatham Partners, Inc.                        PO Box 299                                NA            444,240
Chatham Partners, Inc.                        Sumner, MI 28957
Clayton Personnel                             P.O. Box 1841                             NA            150,267
Clayton Personnel                             Houston,  TX 77251-1841
Comsys                                        P.O. Box 60260                            NA            192,951
Comsys                                        Charlotte, NC  28260
Crestone International, LLC                   PO Box 40251                              NA            638,400
Crestone International, LLC                   Atlanta, GA 30384-2521
CT Corporation System                         PO Box 4349                               NA             46,183
CT Corporation System                         Carol Stream, IL 60197
Cushman and Wakefield                         29296 Allen Parkway, Suite 2100           NA             27,291
Cushman and Wakefield                         Houston, TX  77019
David Cannon Well Drilling, Inc.              P.O. Box 38                               NA            126,080
David Cannon Well Drilling, Inc.              Parrish, FL  34219
Dean & Company Strategy Consultant, Inc.      8065 Leesburg Pike, Suite 500             NA            285,011
Dean & Company Strategy Consultant, Inc.      Vienna, VA  22182-2733
DE Jones Consulting, Inc.                     TX, 77380                                 NA            725,000
Delinea                                       16301 Quorum Drive, Suite 200B            NA             85,688
Delinea                                       Addison, TX  75001
Deloitte & Touche LLP                         333 Clay Street, Suite 2300               NA            248,438
Deloitte & Touche LLP                         Houston, TX  77002-4196
Deloitte & Touche Technologies, LLC           1751 Lake Cook Road, Suite 200            NA             33,527
Deloitte & Touche Technologies, LLC           Deerfield, IL  60015-0692
Dickinson, Mackaman, Tyer, and Hagen P C      1600 Hub Tower, 699 Walnut Street         NA             28,317
Dickinson, Mackaman, Tyer, and Hagen P C      Des Moines, IA  50309- 3986
Digital Consulting and Software Services      P.O. Box 4346, Dept. 200                  NA            149,697
Digital Consulting and Software Services      Houston, TX  77210-4346
Donovan & Watkins                             P.O. Box 200917                           NA             29,135
Donovan & Watkins                             Dallas, TX  75320-0917
Duke Energy Corporation                       526 South Church Street                   NA             33,548
Duke Energy Corporation                       Charlotte, NC  28202
Energie Rinnovabili Italia Srl                14153 Genova                              NA             90,813
Energie Rinnovabili Italia Srl                Genova, ITA   16153
Energoproekt PLC                              51, J. Bourchier Blvd.                    NA             40,433
Energoproekt PLC                              Sofia, Bulgaria
Energy & Communications Solutions, LLC        2121 K Street                             NA             40,000
Energy & Communications Solutions, LLC        NW Suite 830
Energy & Communications Solutions, LLC        Washington, DC  20037-1853
Enform Technology, LLC                        Three Greenway Plaza, Suite 810           NA             25,564
Enform Technology, LLC                        Houston, TX  77046
Entergy Corporation                           PO Box 61000                               A             60,000
Entergy Corporation                           New Orleans, LA  70161-1000
Entergy Opearations Services, Inc.            PO Box 61000                               A            108,280
Entergy Opearations Services, Inc.            New Orleans, LA 70161
Entergy Services, Inc.                        639 Loyola Avenue                          A         37,161,234
Entergy Services, Inc.                        New Orleans, LA 70113
Entergy Shaw                                  8545 United Plaza Blvd                     A            944,124
Entergy Shaw                                  Baton Rouge, LA 70809
Estudio Juridico Otero                        Huerfanos 835, Piso 10                    NA             57,205
Estudio Juridico Otero                        Santiago, Chile
Federal Express                               P.O. Box 1140                             NA             36,388
Federal Express                               Memphis, TN  38101-1140
Fichtner                                      P.O. Box 101454                           NA             34,875
Fichtner                                      Germany,
FPD Savills International Property
  Consultants                                 25 Finsbury Circus                        NA             26,986
FPD Savills International Property
  Consultants                                 London, GT LON  EC2M7EE Great Britain
Francis E Denis                               928 Nuuanu Avenue, Suite 7                NA             40,498
Francis E Denis                               Honolulu, HI  96817
Freshfields Bruckhaus Deringer                Fortuny 6                                 NA            268,786
Freshfields Bruckhaus Deringer                28010 Madrid
Freshfields Bruckhaus Deringer                Madrid ESP
Frontier 7 Plc                                9 Fridtjof Nanson Blvd.                   NA             33,615
Frontier 7 Plc                                Sofia 1000
Frontier 7 Plc                                Bulgaria
General Electric Company                      1 River Road, Floor 2                     NA            125,118
General Electric Company                      Schenectady, NY  12345
Golder Associates, Inc.                       PO BOX 102609                             NA             93,689
Golder Associates, Inc.                       Atltanta, GA 30368-0609
Graebel Movers                                10901 Tanner Road                         NA             27,012
Graebel Movers                                Houston, TX  77041
Howard R Green Company                        Des Moines, IA 50306-4764
IT Solutions                                  7457 Harwin # 120                         NA            111,280
IT Solutions                                  Houston, TX 77036-2022
Integralis Networks Systems Ltd               GT LON                                    NA             37,488
INYPSA                                        General Diaz Porlier 49                   NA            183,777
INYPSA                                        28001 Madrid  Spain
IPS Avon Park Corporation                     Chase Manhattan Bank                      NA            725,000
IPS Avon Park Corporation                     New York, NY  10111
Iron Mountain                                 P.O. Box 65017                            NA             38,389
Iron Mountain                                 Charlotte, NC  28265-0017
IS&T Staffing Group, Inc.                     1770 Saint James Place Suite 330          NA            251,671
IS&T Staffing Group, Inc.                     Houston, TX 77056
Janie Tucker                                  7309 Kingwood Road                        NA             39,086
Janie Tucker                                  Little Rock, AR 72207
Jones, Day, Reavis & Pogue                    Bucklersubury House                       N/A            31,372
Jones, Day, Reavis & Pogue                    3 Queen Victoria Street
Jones, Day, Reavis & Pogue                    London, GT LON  EC4N 8NA
Kattner/FVB                                   150 South Fifth Street; Suite 340         NA            186,787
Kattner/FVB                                   Minneapolis, MN  55402
Kenneth C. Kern & Assocaites                  4444 Richmond Ave.                        N/A            45,632
Kenneth C. Kern & Assocaites                  Houston, TX 77027
Kent Larsen                                   dba KAL                                   NA            101,652
Kent Larsen                                   3145 Caminiro Ricardo
Kent Larsen                                   Olivenhain, CA 92024
La Fabrica De Comunicacion S.A.               Angel Cavero 22-B                         NA             28,529
La Fabrica De Comunicacion S.A.               28043 Madrid
Lehman Brothers Inc                           3 World Financial Center                  NA             91,632
Lehman Brothers Inc                           Investment Banking Div - 24th Floor
Lehman Brothers Inc                           New York, NY  10285-1500
Lesley and Associates                         3800 Buffalo Speedway, Suite 165          NA             96,091
Lesley and Associates                         Houston, TX  77098
Lewis Graphics                                11911 Amblewood Drive                     NA            119,676
Lewis Graphics                                Stafford, TX 77477
Locke, Liddell, and Sapp LLP                  PO Box 201072                             NA            970,557
Locke, Liddell, and Sapp LLP                  Houston, TX  77216-1072
Locke, Liddell, and Sapp LLP                  2200 Ross Avenue, Suite 2200              NA             63,569
Locke, Liddell, and Sapp LLP                  P.O. Box 911541
Locke, Liddell, and Sapp LLP                  Dallas, TX  75201-6776
Luthra & Luthra Law Office                    103, Ashoka Estate                        NA             73,310
Luthra & Luthra Law Office                    Barakhamba Road
Luthra & Luthra Law Office                    New Delhi, India
McDermott, Inc., In favor of Delta Hudson     Hudson Engineering Corporation            NA             25,158
McDermott, Inc., In favor of Delta Hudson     PO BOX 524, Station 4
McDermott, Inc., In favor of Delta Hudson     Calgary, Alberta T2H 2N7
McGuire Woods Battle & Boothe                 1050 Brussels                             NA             45,170
McGuire Woods Battle & Boothe                 Belgium
McKinsey & Company Inc.                       Acct. Dept                                NA          1,713,600
McKinsey & Company Inc.                       2 Houston Center, Suite 3500
McKinsey & Company Inc.                       Houston, TX 77010
Macchi di Cellere e Gangemi                   Via Serbelloni 4                          NA            212,465
Macchi di Cellere e Gangemi                   20122 Milano
Mason Solicitors Office Account               30 Aylesbury Street                       NA            364,037
Mason Solicitors Office Account               London, GBR  EC1R OER
Memphis Light and Gas Water                   220 South Main Street                     NA             30,000
Memphis Light and Gas Water                   Memphis, TN  38103-3917
Midamerican Energy Company                    106 East Second Street                    NA            100,000
Midamerican Energy Company                    Davenport, IA  52801
Morgan, Lewis & Bockius, L.L.P.               PO BOX 8500 S-6050                        NA            132,044
Morgan, Lewis & Bockius, L.L.P.               Philadelphia, PA 19178-6050
Morrison & Foerster LLP                       425 Market Street, File No. 72497         NA            524,075
Morrison & Foerster LLP                       San Francisco, CA  94105-2482
Murov and Ward, LLC                           615 Baronne Street; Suite 150             NA             28,119
Murov and Ward, LLC                           New Orleans, LA  70113
Nelson, Mullins, Riley & Scarborough          PO BOX 11070                              NA            174,913
Nelson, Mullins, Riley & Scarborough          Columbia, SC 29211
P & E Search                                  12750 Merit Drive; Suite 1430             NA             26,750
P & E Search                                  Dallas, TX  75251
Pace Global Energy Services                   4401 Fair Lakes Court, Suite 400          NA             68,222
Pace Global Energy Services                   Fairfax, VA  22033-3848
PB Power Ltd                                  Amber Court                               NA             94,391
PB Power Ltd                                  William Armstrong Drive
PB Power Ltd                                  Newcastle Business Drive
PB Power Ltd                                  Newcastle, GT LON  NE4 7YQ
Pluritrading SL                               Mandri 66 Entr.  1a Esc b                 NA             35,000
Pluritrading SL                               Barcelona, ESP  08022
Posita Power Technologies                     The Woodlands, TX 77380                   NA            350,000
Power Technologies, Inc.                      1482 Erie Boulevard                       NA             33,270
Power Technologies, Inc.                      Schenectady, NY  12301-1058
PriceWaterhouseCoopers                        1 Queen's Road Central                    NA            305,862
PriceWaterhouseCoopers                        Abucus HK Limited
PriceWaterhouseCoopers                        Hong Kong & Shanghai Banking Corp.
PriceWaterhouseCoopers                        Hong Kong
PriceWaterhouseCoopers LLP                    333 Market Street, 18th Floor             NA            802,435
PriceWaterhouseCoopers LLP                    San Francisco, CA  94105
Psinet UK Ltd                                 Brookmount Court                          NA             60,167
Psinet UK Ltd                                 Kirkwood Road
Psinet UK Ltd                                 Cambridge, CAMBS  CB42QH
						 Great Britain
Quantum Asesores & Consultores                P Castellana 155-6B                       NA             78,776
Quantum Asesores & Consultores                Madrid, Spain
Rajinder Narain & Co                          Sumeet Kachwaha                           NA            161,543
Rajinder Narain & Co                          7 Maulseri House
Rajinder Narain & Co                          Kapashera, India
RHR International                             PO BOX 95122                              NA            250,960
RHR International                             Chicago, IL 60694-5122
Richard Northup                               524 Fullure Rd                            NA             49,617
Richard Northup                               Gallipolis, OH 45631
R.W. Beck                                     2201 E. Camelback Rd. Suite 115B          NA             63,296
R.W. Beck                                     Phoenix, AZ  85016-3433
Robert A Gordon and Associates                8008 Bluebonnet Blvd;                     NA             40,470
						Building 6, Apt. 5
Robert A Gordon and Associates                Baton Rouge, LA 70810
Scheff & Stone LLP                            5956 Sherry Lane, Suite 1400              NA             36,857
Scheff & Stone LLP                            Dallas, TX  75225
Science Applications International Corp.      10260 Campus Point Drive                  NA            878,918
Science Applications International Corp.      San Diego, CA 92121-1578
Sierra Energy Company (SECO) DBA              5860 So. Pecos Road                       NA             27,500
Sierra Energy Company (SECO) DBA              Las Vegas, NV  89120
Sigma Breakthrough Technologies               123 North Edward Gary, 2nd Floor          NA             93,297
Sigma Breakthrough Technologies               San Marcos, TX  78666
Simplified Solutions, Inc.                    6129 Brook Drive                          NA             50,264
Simplified Solutions, Inc.                    Falls Church, VA  22044
Skadden, Arps, Slate & Meagher & Flom, LLP    One Canada Square; Canary Wharf           NA          1,217,406
Skadden, Arps, Slate & Meagher & Flom, LLP    London, GBR  E14 5DS
Southern Company Services, Inc                600 North 18th Street                     NA             25,000
Southern Company Services, Inc                Birmingham, AL  35291-8210
Staffing Professionals                        P.O. Box 4346; Dept. 190                  NA             70,765
Staffing Professionals                        Houston, TX  77210-4346
Star Staffers                                 P.O. Box 926112                           NA            144,246
Star Staffers                                 Houston, TX 77292-6112
Steeg and O'Connor, LLC                       201 St. Charles Avenue; Suite 3201        NA             28,070
Steeg and O'Connor, LLC                       New Orleans, La  70170
Stibbs & Burbach, P.C.                        10077 Grogan's Mill Road Suite 475        NA             30,441
Stibbs & Burbach, P.C.                        The Woodlands, TX 77380
Tariq A Khan                                  2322 Saxon Drive                          NA             31,056
Tariq A Khan                                  Houston, TX  77018
Theodore Goddard Client A/C                   National Westminister Bank PLC            NA            176,460
Theodore Goddard Client A/C                   15 Bishopsgate
Theodore Goddard Client A/C                   London, GT LON  2AP
Thermal Engineering Group, Inc.               105 Hazel Path Court, Suite 2             NA             73,765
Thermal Engineering Group, Inc.               Hendersonville, TN 37075
Tolunay Wong Engineers, Inc.                  10710 S. Sam Houston Pkwy W,              NA             64,758
						Suite 100
Tolunay Wong Engineers, Inc.                  Houston, TX  77031
TRC Customer Focused Solutions                P.O. Box D-3432                           NA            109,648
TRC Customer Focused Solutions                Boston, MA 02241-3432
URS Corporation                               P.O. Box 121028 - Dept. 1028              NA            756,798
URS Corporation                               Dallas, TX  75312-1028
Virginia Power                                5000 Dominion Boulevard, 3NE              NA            100,000
Virginia Power                                Glen Allen, VA 23060
Wardell Armstrong                             Lancaster Building-High Street            NA             36,111
Wardell Armstrong                             London, GT LON
WCM Group, Inc.                               PO Box 4563                               NA            328,697
WCM Group, Inc.                               Houston, TX  77210-4563
Winstead Sechrest & Minick PC                 5400 Renaissance Tower                    NA            118,059
Winstead Sechrest & Minick PC                 1201 Elm Street
Winstead Sechrest & Minick PC                 Dallas, TX  75270-2199
Winston & Strawn                              200 Park Avenue                           NA            260,364
Winston & Strawn                              New York, NY  10166-4193
Womble Carlyle Sandridge and Rice             P.O. Box 84                               NA            311,780
Womble Carlyle Sandridge and Rice             Winston Salem, NC  27102
Xerox Connect                                 P.O. Box 828187                           NA            251,074
Xerox Connect                                 Philadelphia, PA  19182-8187

All Others (332)                                                                        NA         10,575,915
												   ----------
Total All                                                                                          76,440,394
												   ==========

				      20(A-E) of 27 pages

		ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

			For the Year Ended December 31, 2001

		   Employee Pensions and Benefits - Account 926


Instructions:
Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

      Description                                              Amount

 This item includes primarily costs billed from Entergy        27,565
 Services, Inc. and are not benefits of EEI. EEI employee pensions and benefits are recorded in Account 920.

							      -------
						   TOTAL      $27,565
							      =======


		ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

			 For the Year Ended December 31, 2001

		    General Advertising Expenses - Account 930.1


Instructions:
Provide a listing of the amount included in Account 930.1, "General Advertising Expenses," classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

	Name of Payee                                       Amount

Other                                                       $1,141

							    ------
						   TOTAL    $1,141
							    ======

				21 of 27 pages

		ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

			 For the Year Ended December 31, 2001

		    Miscellaneous General Expenses - Account 930.2
Instructions:
Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses," classifying such expenses according to their nature. Payments and expenses permitted by Section 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. SS441(b)(2) shall be separately classified.

		   Description                                   Amount

Capitalization of active development costs                  ($7,294,393)
  expensed in prior year-Maritza Project
Outside services from ESI                                       161,033
Clearing account 184 from balance sheet                        (393,602)
Misc Power Expenses                                               2,906
Previously capitalized costs related to the
  Entergy-Koch joint venture that were expensed and
  billed to appropriate affiliate company.                      154,223
Previously capitalized costs related to the                   4,025,295
  Entergy-FPL merger that were expensed.

							     -------------
							TOTAL ($3,344,540)
							     =============

		ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

			 For the Year Ended December 31, 2001

				Rents - Account 931
Instructions:
Provide a listing of the amount included in Account 931, "Rents" classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

	      Type of Property                                   Amount

     Building, Facility, & Real Property Rentals                   $287,073
     Office Equipment & Other Rentals                               372,389
     Other                                                                -


								  ---------
							TOTAL      $659,461
								  =========
				22 of 27 pages

		ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

			 For the Year Ended December 31, 2001

		   Taxes Other Than Income Taxes - Account 408

Instructions:
Provide an analysis of Account 408, "Taxes Other Than Income Taxes." Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

	     Kind of Tax                                      Amount

     State Franchise Tax                                     $    (29,101)
     Payroll Tax                                                    36,803
     Excise Tax                                                         11
     Property Taxes                                                    147
     Occupation Tax                                                     16
     Miscellaneous                                                  39,858
     Ad Valorem Tax                                                  6,669
								  --------
						TOTAL:            $ 54,401
								  ========

		ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

			 For the Year Ended December 31, 2001

			       Donations - Account 426.1
Instructions:
Provide a listing of the amount included in Account 426.1, "Donations," classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be in lieu of details.


	  Name of Recipient                                   Amount

     Pennsylvania State University                                   2,000
     MSU Foundation                                                  4,000
     Texax A&M University                                              240
     Virginia Tech                                                   1,000
     Desoto County Fair Association                                  2,559
     Orange County High School Art Foundation                        1,250
     Community Foundation For The Alleghenies                        1,000
     Orient Volunteer Fire Department                                1,000
     Storm Fast Pitch Softball Team                                  1,000
     Rice CCC                                                        1,000
     Others (21)                                                     6,364
								   -------
     Total                                                          21,414
								   =======
				23 of 27 pages

		ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

			 For the Year Ended December 31, 2001

			  Other Deductions - Account 426.5
Instructions:
Provide a listing of the amount included in Account 426.5, "Other Deductions," classifying such expenses according to their nature.

	   Description                         Name of Payee           Amount

Dues and membership fees to Professional        Various               $63,981
   Organizations and Associations
								      -------
						TOTAL                 $63,981
								      =======

				 24 of 27  pages

		ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

			 For the Year Ended December 31, 2001

		     Schedule XVIII - Notes to Statement of Income

Instructions:
The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See Notes to Financial Statements on pages 13A - 13C

		25 of 27  pages

	ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

			Organization Chart

	    DIRECTORS          POSITION
   C. John Wilder              Director
   Geoffrey D. Roberts         Director
   Donald C. Hintz             Director

	  OFFICERS          POSITION
   Geoffrey D. Roberts       President and Chief Executive Officer
   Michael P. Childers     Senior Vice President- Chief Development Officer
   Michael G. Thompson     Senior Vice President- Law and Secretary
   Paul J. Wielgus         Senior Vice President, Business Development
   J. Bradley Williams     Senior Vice President, Business Development
   Joseph T. Henderson     Senior Vice President and General Tax Counsel
   Gareth Brett            Vice President and General Manager-Europe
   Robert A. Malone        Vice President-Engineering and Construction
   Robert J. Moore         Vice President-Asset Development
   Steven C. McNeal        Vice President and Treasurer
   Douglas Castleberry     Vice President
   Robert J. Cushman       Vice President
   Marvin L. Thomas        Vice President
   Murry Weaver            Vice President
   Turgay Gurun            Vice President
   Margarita Jannasch      Vice President
   Frederick F. Nugent     Vice President and Assistant Secretary
   Jane Wilson             Vice President
   Deborah S. Dudenhefer   Tax Officer
   Patricia A. Galbraith   Tax Officer




			   Methods of Allocation

As appropriate, indirect costs are allocated monthly to each project based on the direct dollars charged to the project.



	Annual Statement of Compensation for Use of Capital Billed

			   -  Not applicable  -


			  Page 26 of 27 pages

    ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		      Signature Clause


Pursuant to the requirements of the Public Utility Holding
Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.




			    Entergy Enterprises, Inc.
			   (Name of Reporting Company)




	       /s/ Steven C. McNeal, Vice President and Treasurer
	       --------------------------------------------------
		 Steven C. McNeal , Vice President and Treasurer
		    (Print Name and Title of Signing Officer)



Date:   May 1, 2002

				 27 of 27 pages